Morgan, Lewis & Bockius LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

January 16, 2015

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSgA Active Trust (formerly SSgA Active ETF Trust) (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendments No. 24 and No. 29 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 24” and “Amendment No. 29”, respectively)

Dear Mr. Newman:

This letter responds to comments you provided in telephonic conversations with me on Thursday, October 2, 2014, with respect to Amendment No. 24 and on Wednesday, October 29, 2014, with respect to Amendment No. 29. Amendment No. 24 was filed on August 15, 2014 and Amendment No. 29 was filed on October 2, 2014, and each included disclosure with respect to the State Street Clarion Global Infrastructure & MLP Portfolio (the “Portfolio”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendments No. 24 and No. 29.

Summaries of the comments with respect to the Portfolio, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendments No. 24 and No. 29.

Prospectus Comments

1.	Comment: We understand the Portfolio will receive a subscription in-kind from the feeder fund. Please provide the legal basis for this in-kind subscription.

Response: The in-kind subscription between the Portfolio and the feeder fund will be made in reliance on Rule 17a-3. At the time of the in-kind subscription, the feeder fund will hold the only outstanding share of the Portfolio. As a result, the feeder fund will own 100% of the Portfolio and the Portfolio will therefore be a fully-owned subsidiary of the feeder fund. The feeder fund will then transfer 100% of its assets to the Portfolio in-kind in exchange for shares of the Portfolio.

2.	Comment: The sixth paragraph of the “Principal Investment Strategies” section states that the Portfolio will “generally invest at least 40% of its assets in securities of issuers economically tied to countries other than the United States.” Please disclose how the Portfolio determines if an issuer is “economically tied to countries other than the United States.”

Response: The following has been added to the “Additional Strategies Information - Principal Strategies” section:

The Portfolio generally considers an issuer to be economically tied to one or more countries other than the United States if (i) the issuer is organized under the laws of a foreign country; (ii) the issuer’s securities are traded principally in a country other than the United States; or (iii) during the issuer’s most recent fiscal year it derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed outside of the United States or it had at least 50% of its assets in countries other than the United States.

3.	Comment: Please confirm if the Portfolio will invest in derivatives as part of its principal investment strategies. If so, please add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections.

Response: The Adviser confirms the Portfolio will not invest in derivatives as part of its principal investment strategies.

4.	Comment: With respect to the discussion of “Debt Securities Risk” in the “Principal Risks” section, in light of tapering/quantitative easing and the possible rise in interest rates along with change in size and structure of the bond market, please consider enhanced disclosure addressing possibility of heightened volatility, reduced liquidity and valuation difficulties that may impact debt markets.

Response: The following has been added to the discussion of “Debt Securities Risk” in the “Additional Risk Information - Principal Risks” section:

Changes in governmental policy, including changes in central bank monetary policy, could cause interest rates to rise rapidly, or cause investors to expect a rapid rise in interest rates. This could lead to heightened levels of interest rate, volatility and liquidity risks for the fixed income markets generally.

5.	Comment: With respect to the “Tax Information” section, please confirm no private client investors will be investing through a tax-deferred arrangement.

Response: The disclosure in the “Tax Information” section has been updated as follows:

The Portfolio’s distributions are expected to be taxed as ordinary income, qualified dividend income and/or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or individual retirement account. Any withdrawals made from such tax-advantaged arrangement may be taxable to you.

6.	Comment: With respect to the sentence below included in the “Additional Strategies Information” section: (i) we note Rule 35d-1 is an asset-based, not notional value based test, please revise the disclosure consistent with Rule 35d-1 to indicate that the market or fair value of such instruments will be used when calculating the Portfolio’s compliance with the 80% investment requirement; (ii) please include this revised disclosure in the “Principal Investment Strategies” section; and (iii) please disclose in both the “Principal Investment Strategies” and “Additional Strategies Information” sections the types of derivatives and other synthetic instruments the Portfolio will use to gain exposure comparable to investments in infrastructure companies or MLP investments.

The notional value of the Portfolio’s investments in derivatives or other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to investments in infrastructure companies or MLP investments may be counted toward satisfaction of this 80% policy.

Response: The sentence noted above has been removed from the “Additional Strategies Information” section.

7.	Comment: Please confirm the “Conflicts of Interest” discussion in the “Additional Risk Information - Principal Risks” section is appropriate for a fund that operates as a master fund. If so, please include corresponding disclosure in the “Principal Risks” section.

Response: The disclosure has been moved to the “Additional Risk Information - Non-Principal Risks” section. As disclosed in the “Additional Strategies - Non-Principal Strategies” section, the Portfolio may invest in money market funds advised by the Adviser.

8.	Comment: Please consider combining the discussions of “Large Shareholder Risk” and “Significant Withdrawal Risk” in the “Additional Risk Information” section.

Response: The discussions of “Large Shareholder Risk” and “Significant Withdrawal Risk” have been combined and the “Significant Withdrawal Risk” discussion has been removed.

9.	Comment: Please include a corresponding summary in the “Principal Risks” section of the “U.S. Government Securities Risk” discussion included in the “Additional Risk Information” section.

Response: A discussion of “U.S. Government Securities Risk” has been added to the “Additional Risk Information - Principal Risks” section.

10.	Comment: Please confirm all risk discussions listed under the sub-heading “Non-Principal Risks” in the “Additional Risk Information” section are non-principal. Please move discussions to under the “Principal Risks” sub-heading as applicable.

Response: Discussions regarding Depositary Receipts, Convertible Securities, Rights or Warrants, and Restricted Securities have been added to the “Principal Risks” sub-heading and removed from the “Non-Principal Risks” sub-heading.

11.	Comment: With respect to the predecessor fund performance in the “Fund Performance” section, please confirm in your response letter that the predecessor fund was not formed for the purpose of creating a performance record.

Response: The predecessor fund was not formed for the purpose of creating a performance record for the Portfolio. The predecessor fund was created in March 2012 to offer the global infrastructure and MLP strategy to investors eligible to invest in a private fund. The predecessor fund was seeded with proprietary capital from CBRE Clarion and an affiliate of CBRE Clarion to initiate the formation and commence operations. Although it was the first account managed by CBRE Clarion in the global infrastructure and MLP strategy, the predecessor fund was not created for the purpose of converting into a registered fund.

12.

Comment: With respect to the predecessor fund performance in the “Fund Performance” section, please confirm in your response (i) whether the sub-advisor manages any other accounts that are substantially similar to the Portfolio that are not being converted into a registered investment company and, if so, why not; (ii) if applicable, that none of the other accounts that are substantially similar to the Portfolio that are not being converted have lower performance than the predecessor fund; and (iii) whether the predecessor fund is transferring substantially all of its assets or only a portion of its assets to the Portfolio.

Response: With respect to (i) and (ii), in June 2013, CBRE Clarion launched a registered open-end investment company (CBRE Clarion Global Infrastructure Value Fund, a series of The Advisors’ Inner Circle Fund1). The Global Infrastructure Value Fund is managed in the same strategy as the predecessor fund and the Portfolio. CBRE Clarion has not managed any other accounts substantially similar to the predecessor fund. With respect to (iii), it is confirmed that the predecessor fund will be transferring substantially all of its assets to the feeder fund which will then transfer those assets to the Portfolio.

13.	Comment: With respect to the predecessor fund performance in the “Fund Performance” section, please confirm the following sentence is a true statement:

The performance information in the bar chart and table has been adjusted to reflect the estimated fees and expenses of the Portfolio, which are greater than the actual fees and expenses incurred by the predecessor fund during the periods shown.

Response: The Portfolio’s expenses are expected to be lower than those of the predecessor fund. As a result, the information in the “Fund Performance” section will not be adjusted to reflect the estimated fees of the Portfolio. The disclosure above has been replaced with the following:

The performance information in the bar chart and table has not been adjusted to reflect the lower estimated fees and expenses of the Portfolio.

14.	Comment: In the “Fund Performance” section, please disclose the date the Portfolio received the assets of the predecessor fund.

Response: The requested disclosure has been included.

15.	Comment: In the “Fund Performance” section, please include a statement to the following effect:

The performance information below represents historical returns of the Portfolio’s performance predecessor and is not necessarily an indication of how the Portfolio will perform in the future.

Response: The requested disclosure has been included.

16.	Comment: In the sub-heading “Redeeming Shares” in the “Additional Purchase and Sale Information” section, please disclose the Portfolio’s policy with respect to involuntary redemptions, if applicable. In your response letter, please describe what happens if an investor ceases to be a client of the Adviser or otherwise ceases to pay a fee to the Adviser.

Response: The Portfolio does not currently have a policy with respect to involuntary redemptions. If the Portfolio were to adopt such a policy, then the Portfolio would revise its registration statement to include disclosure regarding such policy.

[1]	The Advisors’ Inner Circle Fund is an open-ended registered investment company sponsored by a fund administration company unaffiliated with either CBRE Clarion or State Street Corporation.

A private client investor could invest in the Portfolio through a separately managed account (“SMA”) managed by the Adviser or one of its affiliates. If the Adviser or one of its affiliates invests assets of a private client investor’s SMA in the Portfolio and the investor ceases to be a client of the Adviser/affiliate, then the Adviser/affiliate, on behalf of the investor, would redeem the shares of the Portfolio held in the investor’s SMA and the investor’s SMA would be closed.

17.	Comment: In a subsequent filing, please include two years’ worth of audited financial statements as well as a schedule of investments as of a recent date for the predecessor fund.

Response: The requested information will be filed in a post-effective amendment related to the Portfolio.

SAI Comments

1.	Comment: Please include disclosure discussing the Adviser’s status under Commodity Futures Trading Commission Rule 4.5 with respect to the Adviser’s management of the Portfolio.

Response: The Trust, on behalf of the Portfolio, will file a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Commodity Futures Trading Commission Rule 4.5. Accordingly, the “Futures Contracts, Options and Swap Agreements” sub-section of the “Investment Strategies” section has been revised to include the following disclosure:

The Portfolio intends to use futures and options in accordance with Rule 4.5 of the Commodity Exchange Act (“CEA”). The Trust, on behalf of the Portfolio, has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 so that the Portfolio is not subject to registration or regulation as a commodity pool operator under the CEA.

Restrictions on the Use of Futures and Options. In connection with its management of the Portfolio, the Adviser has claimed an exemption from registration as a commodity trading advisor under the CEA and, therefore, is not subject to the registration and regulatory requirements of the CEA. The Portfolio reserves the right to engage in transactions involving futures and options thereon to the extent allowed by the CFTC regulations in effect from time to time and in accordance with the Portfolio’s policies. When it has a long futures position, it will maintain with its custodian bank cash or equivalents having a value equal to the net obligation of the Portfolio under the contract (less the value of any margin deposits in connection with the position). When it has a short futures position, it will maintain with its custodian bank assets substantially identical to those underlying the contract or cash and equivalents (or a combination of the foregoing) having a value equal to the net obligation of the Portfolio under the contract (less the value of any margin deposits in connection with the position).

2.	Comment: Please enhance the disclosure below to describe the Portfolio’s policy with respect to earmarking or segregating assets when a credit default swap is cash settled.

In cases where the Portfolio is a seller of a CDS, if the CDS is physically settled, the Portfolio will be required to segregate the full notional amount of the CDS. Such segregation will not limit the Portfolio’s exposure to loss.

Response: The disclosure above has been revised as follows:

In cases where the Portfolio is a seller of a CDS, if the CDS is physically settled or cash settled, the Portfolio will be required to segregate the full notional amount of the CDS. Such segregation will not limit the Portfolio’s exposure to loss.

3.	Comment: We note the disclosure following the Portfolio’s fundamental investment restrictions includes a discussion regarding permitted investments in commodities under the 1940 Act. Please include similar disclosure with respect to investments in real estate.

Response: The disclosure following the Portfolio’s fundamental investment restrictions in the “Investment Restrictions” section has been revised to include the following disclosure:

The 1940 Act does not directly restrict an investment company’s ability to invest in real estate, but does require that every investment company have the fundamental investment policy governing such investments. The Portfolio will not purchase or sell real estate, except that the Portfolio may purchase marketable securities issued by companies which own or invest in real estate (including REITs) and in instruments that are backed or secured by real estate.

4.	Comment: We note the footnote to the table of other accounts managed by the portfolio managers states that “there are no performance fees associated with these portfolios.” The discussion of “Potential Conflicts of Interest Specific to Sub-Adviser” states “this conflict may be heightened where an account is subject to a performance-based fee.” Please confirm if the portfolio managers manage any accounts with performance fees and, if so, update the table accordingly.

Response: The information in the portfolio manager table has been updated to include information related to the accounts managed by the portfolio managers subject to a performance fee.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.